EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate report - Class Action Certification Motion

The Company has received (but has not yet been formally served) a class action certification which was filed with the Tel Aviv District Court (Economic Department) by the shareholders of Bezeq The Israel Telecommunication Corporation Ltd., Internet Gold-Golden Lines Ltd. and B. Communications Ltd. (“Bezeq”, “Internet Gold” and “BCom”). The motion concerns a 2015 transaction in which Bezeq purchased from Eurocom DBS Ltd. (a company controlled by the Eurocom group) the remaining shares of the subsidiary, D.B.S. Satellite Services (1998) Ltd. (“D.B.S”) held by it (the “Transaction”).

The motion was filed against Bezeq, the chairman of the Board of Directors of Bezeq, several members of Bezeq’s Board of Directors during the period relevant to the motion, and BCom and Internet Zahav, which directly and indirectly control Bezeq (collectively in this section, the “Respondents”).

The motion was filed on behalf of three sub-classes - anyone who purchased (1) Bezeq shares, (2) BCom shares and (3) shares of Internet Gold on TASE as of May 21, 2015 until June 19, 2017.

According to the petitioner, the commencement of an open investigation by the Israel Securities Authority on June 20, 2017, ostensibly revealed that the annual and quarterly financial statements of the said companies for the years 2015-2016 contained a misleading item, due to the fact that the increase in D.B.S.’s cash flow reported in Bezeq’s financial statements was allegedly artificially inflated. As a result, a reasonable investor relying on D.B.S.’s cash flow data to estimate the company’s value was allegedly misled, and this was reflected in the overpricing of the value of these companies.

According to the petitioner’s estimate, the damage caused to the sub-class of Bezeq shareholders is estimated at NIS 568 million. The petitioner also claims additional damages caused to the BCom and Internet Gold shareholder groups (NIS 76 million and NIS 43.8 million, respectively).

The Company is studying the motion and it is unable to evaluate its likelihood of success at the present stage.